Exhibit 4.36

Sir John Bond
Chairman
25 January 2011
STRICTLY PRIVATE & CONFIDENTIAL
Mr Gerard J Kleisterlee
Dear Mr Kleisterlee
NON-EXECUTIVE DIRECTORSHIP OF VODAFONE GROUP PUBLIC LIMITED COMPANY
Further to our discussions, this letter is to confirm the terms of your appointment as a non-executive Director of Vodafone Group Public Limited Company (the “Company”) from 1 April 2011 and your appointment as Chairman of the company from the conclusion of the Company’s Annual General Meeting in July 2011.
1	Appointment and Term
1.1
Subject to the terms of this letter, your appointment as a non-executive Director will commence on 1 April 2011 (the “Effective Date”) and is for an initial term of three years from the Effective Date, unless terminated earlier in accordance with the Articles or the terms of this letter. The Board has resolved that all the Directors of the Company shall submit themselves for re-election by the Company’s shareholders each year at the Annual General Meeting and you agree that in the event that when you submit yourself for re-election you are not elected, your appointment as a Director, your appointment as Chairman and this agreement will automatically terminate. You will not be entitled to receive any compensation from the Company in respect of the termination of your directorship.

1.2
Your engagement as Chairman of the Company will commence at the conclusion of the Company’s Annual General Meeting in July 2011 (the “Chairman Commencement Date”) and will continue from that date until terminated in accordance with the terms of this letter.

2	Role as a non-executive Director
2.1
We anticipate a time commitment from you involving attendance at all Board meetings and the Annual General Meeting. You will be expected to devote appropriate preparation time ahead of each meeting. By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role, including making yourself available in the event the Board is required to deal with crises. If you are unable to attend a Board meeting in person, it is hoped that you will be able to join those meetings either by videoconference or teleconference facilities.

Vodafone Group Plc
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England
T+44 (0)1635 33251 F+44 (0)1535 580857 www.vodafone.com
Registered Office: Vodafone House. The Connection, Newbury. Berkshire RG14 2FN, England. Registered in England No. 1833679

2.2	Your obligations and responsibilities as a non-executive director are to the Company and, like all Directors, you should act at all times in the best interests of the Company, exercising your independent judgement on all matters. Non-executive Directors have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs Your appointment as non-executive Director of the Company is subject to the Company’s Articles and the latter will prevail in the event of any conflict between them and the terms of this letter. A copy of the current version of the Articles is included in your Director information pack.

2.3	The role of the non-executive Director has a number of key elements and it is expected that you will contribute in these areas:
2.3.1	Strategy: you should constructively challenge and contribute to the development of strategy;

2.3.2	Performance: you should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

2.3.3	Risk: you should satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

2.3.4	People: non-executive Directors are responsible for determining appropriate levels of remuneration of executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.
3	Role and Responsibilities as Chairman
Your role and additional responsibilities as Chairman and certain related matters are set out in Appendix 2.
4	Regulatory Requirements

Your appointment as a non-executive Director and Chairman is subject to the Companies Act 2006, general law, the Listing, Prospectus and Disclosure and Transparency Rules of the UK Financial Services Authority and the Articles.
5	Fees
5.1	Prior to the Chairman Commencement Date, the fee for your services as a non-executive Director of the Company will be £115,000 (less any withholdings required by law). You will also be entitled to be repaid all travelling and other expenses properly incurred in performing your duties in accordance with the Articles and the Company’s expenses policy from time to time.

5.2	From the Chairman Commencement Date, the provisions relating to your fees and benefits set out in Appendix 2 shall apply.

5.3	Payment of all fees will cease immediately after your appointment as a non-executive Director and/or Chairman of the Company terminates for any reason.

6	Dealing in the Company’s shares

You shall (and you shall procure that your wife and dependent children shall) comply with all relevant rules of law, the provisions of the Criminal Justice Act 1993, the Financial Services and Markets Act 2000, the Model Code as set out in Annex 1 to Rule 9 of the Listing Rules and rules and regulations laid down by the Company from time to time in relation to such matters.

7	Outside Interests
7.1
It is accepted and acknowledged that you have business interests other than those of the Company. As a condition to your appointment commencing you are required to declare any such directorships, appointments and interests to the Board in writing in the form of the attached Appendix 1.

7.2	If you take on any additional interests or become aware of any potential conflicts of interests, these must be disclosed to the Board as soon as they arise or become known to you.

7.3
If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the Group you must first discuss the matter with the Board and, if necessary, obtain its consent.

8	Competitive Businesses

In view of the sensitive and confidential nature of the Company’s business you agree that for so long as you are a non-executive director of the Company you will not, without the consent of the Board, which shall not be withheld unreasonably, be engaged or interested in any capacity in any business or with any company which is, in the reasonable opinion of the Board, competitive with the business of any company in the Group.

9	Confidentiality
9.1
You agree that you will not make use of, divulge or communicate to any person (except in the proper performance of your duties) any of the trade secrets or other confidential information of or relating to any company in the Group which you have received or obtained from or through the Company or any information which has been provided to you on the basis it is confidential. This restriction shall continue to apply after the termination of your appointment without limit in point of time but shall cease to apply to information or knowledge which comes into the public domain otherwise than through your default or which shall have been received by you from a third party entitled to disclose the same to you.

9.2
Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently, you should avoid making any statements that might risk a breach of these requirements without prior clearance in accordance with the Company’s share dealing code.

10	Termination
10.1	Your appointment as Chairman (the “Engagement”) will continue until terminated by either party giving written notice as set out in paragraph 10.2 of this letter.

10.2	Either you or the Company may terminate the Engagement by giving not less than six months’ written notice to the other.

10.3	The Company may terminate the Engagement with immediate effect by giving written notice if you do not perform the duties of the Engagement for a period of 130 days (whether or not consecutive) in any period of 365 days because of sickness, injury or other incapacity. This notice can be given whilst you continue not to perform your duties or on expiry of the 130 day period.

10.4	The Company may terminate the Engagement with immediate effect by giving written notice if you:
10.4.1	have not performed you duties under this agreement to the standard required by the Board; or

10.4.2	commit any serious or persistent breach of your obligations under this agreement; or

10.4.3	are guilty of any gross misconduct or conduct yourself (whether in connection with the Engagement or not) in a way which is harmful to any Group Company; or

10.4.4	are guilty of dishonesty or are convicted of an arrestable criminal offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Engagement or not; or

10.4.5	become of unsound mind, are bankrupted or have a receiving order made against you or make any general composition with your creditors or take advantage of any statute affording relief for insolvent debtors; or

10.4.6	become disqualified from being a director of a company.
10.5	You will have no claim for damages or any other remedy against the Company if the Engagement is terminated for any of the reasons set out in paragraphs 1.1,10.3 or 10.4.
11	Restrictions after Termination
11.1	You are likely to obtain trade secrets and confidential information and personal knowledge of and influence over customers and employees of the Group during the course of the Engagement. To protect the interests of the Company, you agree that you will be bound by the following covenants:
11.1.1	for the period of six months following the Termination Date you will not be employed in, or carry on for your own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which is or is about to be in competition with any business of the Company or any other Group Company being carried on by such company at the Termination Date provided you were concerned or involved with that business to a material extent at any time during the 12 months prior to the Termination Date; and

11.1.2	for the period of twelve months following the Termination Date you will not (either on your own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from the Company or any other Group Company any person who was an F band employee or higher employee (or equivalent) of such a company at the Termination Date and who had been such an employee at any time during the six months prior to the Termination Date.
11.2	Each of the paragraphs contained in paragraph 11.1 constitutes an entirely separate and independent covenant. If either covenant is found to be invalid this will not affect the validity or enforceability of the other covenant.

11.3	Following the Termination Date, you will not represent yourself as being in any way connected with the businesses of the Company or of any other Group Company (except to the extent agreed by such a company).
12	Offers on Liquidation

You will have no claim against the Company if the Engagement is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and you are offered engagement with the company succeeding to the Company upon such liquidation or reorganisation and the new terms offered to you are no less favourable to you than the terms of this agreement.
13	Return of Company Property
13.1	At any time during the Engagement (at the request of the Company) and in any event when the Engagement terminates, you will immediately return to the Company:
13.1.1	all documents and other materials (whether originals or copies) made or compiled by or delivered to him during the Engagement and concerning all the Group Companies, you will not retain any copies of any materials or other information; and

13.1.2	all other property belonging or relating to any of the Group Companies.
14	Directorships
14.1	Your office as a Director of the Company or any other Group Company is subject to the Articles of the relevant company (as amended from time to time). If the provisions of this letter conflict with the provisions of the Articles, the Articles will prevail.

14.2	You must resign from any office held in any Group Company if the Engagement is terminated or if you are asked to do so by the Company.

14.3	If you do not resign as an officer of a Group Company, having been requested to do so in accordance with paragraph 14.2, the Company will be appointed as your attorney to effect your resignation. By entering into this agreement, you irrevocably appoint the Company as your attorney to act on your behalf to execute any document or do anything in your name necessary to effect your resignation in accordance with paragraph 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this paragraph 14.3, a certificate in writing (signed by any Director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4	During the Engagement you will not do anything which could cause you to be disqualified from continuing to act as a Director of any Group Company.

14.5	You must not resign your office as a director of any Group Company without the agreement of the Company.
15	Indemnity and Insurance
15.1	During the continuance of the Engagement and where applicable thereafter you will have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of the Company:

15.1.1
the Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in his capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an Associated Company;

15.1.2
the Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of his being or having been, a Director of the Company; and

15.1.3	the Company will indemnify your for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.
15.2	For the avoidance of doubt, the indemnity does not cover:
15.2.1	unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

15.2.2	unsuccessful defence of an action brought by the Company itself or an Associated Company, in which instance the Company would seek reimbursement for any funds advanced;

15.2.3	fines imposed by regulatory bodies;

15.2.4	fines imposed in criminal proceedings; and

15.2.5
liability incurred in connection with any application under Section 661 (3) or (4) or the Companies Act 2006 (acquisition of shares by innocent nominee) or section 1157 of the Companies Act 2006 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant relief, and such refusal is final.

15.3
It is a condition of the provision of this indemnity that you shall notify the Company without delay upon becoming aware of any claim or potential claim against you and that you have a duty to mitigate any loss incurred.

15.4
The Company maintains and will throughout the Engagement maintain Directors and Officers insurance as additional cover maintained for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors. You shall be entitled to the benefit of such cover in your capacity as, or as a result of his being or having been, a Director of the Company.

16	Notices
16.1
Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to you must be given to him personally or sent to his last known address.

16.2
Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

17	Data Protection Act 1998
17.1	For the purposes of the Data Protection Act 1998 you give your consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the

Act) provided by you to the Company for all purposes relating to the performance of this agreement including, but not limited to:
17.1.1	administering and maintaining personnel records;

17.1.2	paying, reviewing and administering fees and other remuneration and benefits;

17.1.3	undertaking performance appraisals and reviews; and

17.1.4	taking decisions as to his fitness for work.
17.2
You acknowledge that during your Engagement you will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. You agree to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

18	Independent Professional Advice

In accordance with the Financial Reporting Council’s Corporate Governance Code, the Board has agreed procedures for directors in the furtherance of their duties to take independent professional advice if necessary, at the Company’s expense. A copy of the relevant Board resolution is enclosed in your director information pack. Naturally, if you have any queries or difficulties at any time please feel free to discuss them with me or the Company Secretary. The Senior Independent Director will also be available to provide you with information and advice you may need.

19	Contract for Services

It is agreed that you will not be an employee of the Company or any of its subsidiaries and that this letter shall not constitute a contract of employment.
20	Miscellaneous
20.1	This agreement may only be modified by the written agreement of the parties.

20.2	You cannot assign this agreement to anyone else.

20.3
References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time. In the event of conflict between the agreement and any such documents, the terms of this agreement shall prevail.

20.4
This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Engagement at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). You acknowledge that you have not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. You agree and acknowledge that your only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

In this letter:

“Articles”	means the Articles of Association of the Company.

“Board”	means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative or to whom (and to that extent) it has delegated powers for the purposes of this letter.

“Engagement”	means your appointment as Chairman pursuant to this agreement.

“Group”	means the Company and any other company which is its subsidiary or in which the Company or any subsidiary of the Company controls not less than 25% of the voting shares (where “subsidiary” has the meaning given to it by section 1159 of the Companies Act 2006).

“Group Company”	means a member of the Group and Group Companies will be construed accordingly.

“Listing Rules”	means the Listing Rules made by the UK Financial Services Authority under Section 74 of the Financial Services and Markets Act 2000.

“Termination Date”	means the date on which the Engagement terminates.
This letter shall be governed by and construed in accordance with English Law. Both parties submit to the exclusive jurisdiction of the English Courts as regards any claim or matter arising in connection with the terms of this letter.
Please acknowledge receipt and acceptance of the terms of this letter by signing the enclosed copy and returning it to the Company Secretary.
Kind regards.
Yours sincerely
Sir John Bond
for and on behalf of Vodafone Group Plc

I hereby accept that the terms of this letter constitute the terms of my appointment as a non-executive director and Chairman of the Company.

EXECUTED as a DEED by	ü ý þ

in the presence of:

Witness’s signature

Name	Paula Fowler
Address	One Kingdom Street London W2 6BV
Occupation	Personal Assistant

Appendix 1
Details of outside interests

Shareholding/
		Date and Term of	Time commitment	Share options/
Entity	Position Held	Appointment	required	Other interests

Appendix 2
Chairman’s Duties and Related Matters
1	Chairman’s Duties
1.1	From the Chairman Commencement Date and subject to and in accordance with the Articles you will serve the Company as Chairman of the Board.

1.2	You will:
1.2.1	devote such of your working time, attention and skill to the Engagement as you, together with the Board, shall consider necessary for the fulfilment of your duties as Chairman;

1.2.2	fulfil with due diligence and to the best of your ability the obligations incumbent upon you pursuant to your appointment;

1.2.3	accept any offices or directorships in any subsidiary of the Company as reasonably required by the Board and will, subject always to your agreement, accept appointments in other Group Companies upon the request of the Board;

1.2.4	comply with all rules and regulations issued by the Company;

1.2.5	obey the lawful directions of the Board; and

1.2.6	use all reasonable endeavours to promote and safeguard the interests and reputation of the Group.
1.3	You accept that the Company may require you to perform duties for any other Group Company for part of your working time and that you may be required to travel and work outside the United Kingdom from time to time. The Company will remain responsible for the payments and benefits you are entitled to receive under this letter.
2	Other Directorships

From the Chairman’s Commencement Date, you may not serve as a non-executive director of more than one non-Group company quoted on a recognised Stock Exchange without the prior approval of the Board and in the event you wish to accept such a position you will not do so until receipt of that approval, such approval not to be unreasonably withheld or delayed.
3	Office Facilities

From the Chairman’s Commencement Date, the Chairman will be provided with appropriate office facilities, including the services of a secretary, by the Company within the United Kingdom and/or The Netherlands.

4	Fee and other Benefits
4.1	From the Chairman Commencement Date, the Company will pay you a fee of £600,000 per annum (less any withholdings required by law), paid monthly in arrears by bank credit transfer on or about the 28th day of each month. The fee will be reviewed by the Board at the time it reviews fees for the non-executive directors of the Company (the first such review to take place in 2012) and the revised fee, if different, will take effect from when determined by the Board.

4.2	The fee referred to in paragraph 4.1 of this Schedule includes director’s fees from the Group Companies and any other companies in which you are required to accept a directorship under the terms of this letter. To achieve this:
4.2.1	you will repay any fees you receive to the Company; or

4.2.2	your fees will be reduced by the amount of those fees; or

4.2.3	a combination of the methods set out in paragraphs 4.2.1 and 4.2.2 of this Schedule will be applied.
References to fees in paragraph 4.2 exclude any fees received as a result of a directorship held in accordance with paragraph 2 of this Schedule.

4.3	For the avoidance of doubt, you will not be entitled to participate in short-term and long-term incentive plans and schemes in accordance with the Company’s executive remuneration policy as determined by the Remuneration Committee.

4.4	To assist in the performance of your duties under this agreement you will, during the continuance of the Engagement, be entitled to the use of a car and a driver whenever and wherever you are providing services to or representing the Company.
5	Expenses
5.1	The Company will refund you all your reasonable expenses properly incurred by you in performing your duties as Chairman, provided that these are incurred in accordance with Company policy from time to time.

5.2	The Company will reimburse you for the cost of hotel accommodation incurred when you are in the UK and elsewhere in connection with your duties for the Company.

5.3	When flying in discharge of your duties as Chairman, you are entitled to fly first class. In exceptional circumstances, and after prior notification to the Senior Independent Director or, in his absence, the Chairman of the Remuneration Committee, you may use the services of a private aviation company if one is used by the Company.

5.4	The Company will require you to produce receipts or other documents as proof that you have incurred any expenses you claim.

5.5	For the avoidance of doubt, if you are required to be accompanied by your spouse on any occasion or to any event in the performance of your duties, your spouse’s expenses will also be paid or reimbursed by the Company.